SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(AMENDMENT NO. 5)*

PAID, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69561N402
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of this Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69561N402	13G	Page 2 of 7 Pages

1.	Names of Reporting Person Christopher J. Coghlin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,428
	6.	Shared Voting Power 147,700
	7.	Sole Dispositive Power 27,428
	8.	Shared Dispositive Power 147,700
9.	Aggregate Amount Beneficially Owned by each Reporting Person 175,128
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row 9 10.85%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69561N402	13G	Page 3 of 7 Pages

1.	Names of Reporting Person. Kimberly Coghlin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,690
	6.	Shared Voting Power 147,700
	7.	Sole Dispositive Power 3,690
	8.	Shared Dispositive Power 147,700
9.	Aggregate Amount Beneficially Owned by each Reporting Person 151,390
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 9.38%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)
Name of Issuer: Paid, Inc.

Item 1(b)
Address of Issuer’s Principal Executive Offices: 225 Cedar Hill Street, Marlborough, Massachusetts 01752

Item 2(a)
Name of Person Filing: (1) Christopher J. Coghlin (2) Kimberly Coghlin

Item 2(b)
Address of Principal Business Office or, if None, Residence: Both reporting persons may be contacted at 27 Otis Street, Westborough, MA 01581

Item 2(c)
Citizenship: (1) U.S. citizen (2) U.S. citizen

Item 2(d)
Title of Class of Securities: Common Stock.

Item 2(e)
CUSIP Number: 69561N402

Item 3.
If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.
Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: (1) 175,128 shares of common stock (reporting holder disclaims beneficial ownership of shares held solely by spouse) (2) 151,390 (reporting holder disclaims beneficial ownership of shares held solely by spouse)

(b)
Percent of Class: (1) 10.85% (2) 9.38%

(c)
Number of shares as to which the person has:

(i)             sole power to vote or to direct the vote: (1) 27,428; (2) 3,690

(ii)            shared power to vote or to direct the vote: (1) 147,700; (2) 147,700

(iii)           sole power to dispose or to direct the disposition of: (1) 27,428; (2) 3,690

(iv)           shared power to dispose or to direct the disposition of: (1) 175,128; (2) 151,390

Item 5.
Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.
Ownership of more than Five Percent on Behalf of Another Person: None

Item 7.
Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8.
Identification and Classification of Members of the Group: Not applicable.

Item 9.
Notice of Dissolution of Group: Not applicable.

Item 10.
Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2019 /s/ Christopher J. Coghlin Christopher J. Coghlin Dated: January 24, 2019 /s/ Kimberly Coghlin Kimberly Coghlin

Exhibit Index

Exhibit 1 Joint Filing Agreement